

July 3, 2018

Ashish Kapoor
Chief Financial Officer
GILLA INC.
475 Fentress Blvd., Unit L
Daytona Beach, Florida 32114

> **Re: GILLA INC.**
> **Form 10-K/A for the Year Ended December 31, 2017**
> **Filed May 18, 2018**
> **File No. 000-28107**

Dear Mr. Kapoor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2017

Government Regulations
United States, page 11

1. We note from pages 12 and 18 that it appears as though you will need to request premarket approval from the FDA for your products prior to August 8, 2018. Please revise your filing to clearly state your intentions with regards to the FDA approval process, including whether you have filed such approval, if you have not filed a request for approval, your intended date to do so, and the progress to date with any such premarket approval requests. In addition, your risk factors and MD&A should fully explain the risk to your business if you do not file such approval request with the FDA, or if the FDA does not approve any requests that you make. In addition, you should consider disclosing the expected costs of such filing with FDA in your MD&A section.

Item 9A. Controls and Procedures
Report of Management on Internal Control over Financial Reporting, page 47

2.   Please tell us and revise to disclose whether management applied the 2013 COSO framework in its assessment. Reference is made to Item 308(a)(2) of Regulation S-K

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure